EXHIBIT 11.1


                 STEVENS INTERNATIONAL, INC. AND SUBSIDIARIES
              COMPUTATIONS OF NET INCOME (LOSS) PER COMMON SHARE
                                 (Unaudited)
                (Amounts in thousands, except per share data)



                                       Three Months Ended  Nine Months Ended
                                           September 30,       September 30,
                                          2001      2000     2001      2000
                                          -----    ------    -----    ------
 Basic and diluted:

 Weighted average shares outstanding
   - basic                                9,502     9,502    9,502     9,502
 Assumed exercise of Series A and B
  stock options (Treasury stock method)       -         -        -         -

 Assumed exercise of $1.1 million of
  10% convertible subordinated notes
  at $0.50 per share - anti-dilutive          -         -        -         -
                                          -----    ------    -----    ------
 Total common share equivalents
   - diluted                              9,502     9,502    9,502     9,502
                                          =====    ======    =====    ======
  Net income (loss)                      $ (358)  $ (364)  $(1,328)  $(4,018)
                                          =====    ======    =====    ======
 Earnings (loss) per share
   - basic (Note 8)                      $(0.04)  $ (0.04)  $(0.14)  $ (0.42)
                                          =====    ======    =====    ======
 Earnings (loss) per share
  - diluted (Note 8):                    $(0.04)  $ (0.04)  $(0.14)  $ (0.42)
                                          =====    ======    =====    ======

     See notes to consolidated condensed financial statements.
